FORM OF TAX OPINION

Dykema Gossett PLLC 400 Renaissance Center Detroit, Michigan 48243 www.dykema.com Tel: (313) 568-6800 Fax: (313) 568-6735
[_________, 2011]
John Hancock Trust
601 Congress Street
Boston, Massachusetts 02210
Ladies and Gentlemen:
     You have requested our opinion as counsel to John Hancock Trust (the “Trust”) on the Federal income tax consequences of the proposed acquisition of the assets and liabilities of the Large Cap Value Trust, a separate series of the Trust (the “Acquired Fund”), by the Equity-Income Trust, another separate series of the Trust (the “Acquiring Fund”), under the Internal Revenue Code of 1986, as amended (the “Code”).
BACKGROUND
     The acquisition will occur pursuant to the Agreement and Plan of Reorganization dated December 17, 2010 (the “Plan of Reorganization”) adopted by the Trust on behalf of the Acquired Fund and the Acquiring Fund. This opinion is furnished to you pursuant to the Plan of Reorganization. The Trust is a Massachusetts business trust organized as a series company and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end investment company of the management type. The Acquired Fund and the Acquiring Fund are each generally treated as an open-end investment company of the management type for 1940 Act purposes and each is treated as a separate corporation for Federal income tax purposes.
     Where relevant, capitalized terms not otherwise defined herein have the meanings they have for the purposes of the Plan of Reorganization. For purposes of this opinion, all statutory references are to the Code unless otherwise specified.
     In connection with the preparation of this opinion, we have, among other things, reviewed, and relied upon the accuracy of, the following documents:

John Hancock Trust
[_________, 2011]

1.	The Plan of Reorganization;

2.	The Registration Statement on Form N-14 under the Securities Act of 1933 that relates to the acquisition transaction between the Acquiring Fund and the Acquired Fund, as filed with the Securities and Exchange Commission (the “Registration Statement”); and

3.	An Officer’s Certificate provided to us by the Trust on behalf of the Acquired Fund and the Acquiring Fund (the “Certificate”).
     In rendering this opinion, we have assumed that the Reorganization (as defined below) will be carried out pursuant to the terms of the Plan of Reorganization and in accordance with the Certificate. In addition, we have further assumed that factual statements and information contained in the Registration Statement, the Certificate, and other documents, records and instruments supplied to us are correct and that there has been no material change with respect to such facts or information prior to the time of the Reorganization.
SUMMARY OF RELEVANT FACTS AND ASSUMPTIONS
     Based on the Plan of Reorganization, Registration Statement and Certificate:
     1. The Trust is a business trust that is duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and is registered under the 1940 Act as an open-end management investment company.
     2. The Acquired Fund has been a regulated investment company (“RIC”) under Code Section 851 since the date of its organization through the end of its last complete taxable year and will qualify as a RIC for the taxable year ending on the Exchange Date.
     3. The Acquiring Fund has been a separate RIC within the meaning of Code Section 851 since the date of its organization, and will qualify as a RIC for the taxable year including the Exchange Date.
     4. The Board of Trustees of the Trust, on behalf of the Acquired Fund and the Acquiring Fund, has determined, for valid business reasons set forth under the section titled “Information About The Reorganization” in the Registration Statement, to combine the assets and liabilities (if any) of the Acquired Fund into the Acquiring Fund, and has adopted the Plan of Reorganization, subject to, among other things, approval by the shareholders of the Acquired Fund (the “Reorganization”).
     5. The Trust on behalf of the Acquired Fund shall have distributed to the shareholders of the Acquired Fund all of the Acquired Fund’s investment company taxable

John Hancock Trust
[_________, 2011]

income (without regard to the deductions for dividends paid) as defined in Code Section 852(b)(2) for its taxable year ending on the Exchange Date and all of its net capital gain as such term is used in Code Section 852(b)(3), after reduction by any capital loss carryforward, for its taxable year ending on the Exchange Date.
     6. On the Exchange Date, the Acquired Fund will convey, transfer and deliver to the Acquiring Fund all of the then existing assets of the Acquired Fund (consisting, without limitation, of portfolio securities and instruments, dividend and interest receivables, cash and other assets). In consideration thereof, the Trust on behalf of the Acquiring Fund will (A) assume and pay, to the extent that they exist on or after the Exchange Date, all of the obligations and liabilities of the Acquired Fund and (B) issue and deliver to the Acquired Fund that number of full and fractional Series I, Series II and NAV voting shares of the Acquiring Fund as determined pursuant to the Plan of Reorganization.
     Any Series I, Series II and NAV shares of capital stock of the Acquired Fund held in the treasury of the Trust on the Exchange Date shall thereupon be retired. Such transactions shall take place on the Exchange Date. All computations for the Acquired Fund and the Acquiring Fund shall be performed by State Street Bank and Trust Company (the “Custodian”), as custodian and pricing agent for the Acquired Fund and the Acquiring Fund. The determinations of the Custodian shall be conclusive and binding on all parties in interest.
     7. As of the Exchange Date, the Acquired Fund will liquidate and distribute pro rata to its shareholders of record the shares of the Acquiring Fund received pursuant to the Plan of Reorganization in actual or constructive exchange for the shares of the Acquired Fund held by its shareholders. The holders of Series I, Series II and NAV shares of the Acquired Fund will receive, respectively, Series I, Series II and NAV shares of the Acquiring Fund.
     8. The liquidation and distribution will be accomplished by the transfer of the shares of the Acquiring Fund then credited to the account of the Acquired Fund on the books of the Acquiring Fund to accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders and representing the respective pro rata number of shares of the Acquiring Fund due such shareholders. The Acquiring Fund will not issue certificates representing shares of the Acquiring Fund in connection with such exchange.
     9. As soon as practicable after the Exchange Date, the Trust shall take all the necessary steps under Massachusetts law, the Trust’s Agreement and Declaration of Trust and any other applicable law to effect a complete dissolution of the Acquired Fund.
     10. The shareholders of record of Series I, Series II and NAV shares of the Acquired and Acquiring Funds are separate accounts of insurance companies, which hold such shares as underlying investments for variable annuity or variable life insurance contracts issued by such

John Hancock Trust
[_________, 2011]

insurance companies (the “Contracts”), or are other separate series of the Trust the shareholders of record of which are such separate accounts. The owners of the Contracts (“Contract Owners”) have instructed the insurance companies, pursuant to the terms of their Contracts, to allocate a portion of the value of such Contracts to the sub-accounts of each such insurance company’s separate accounts that invest in shares of separate series of the Trust, including shares of the Acquired and Acquiring Funds.
     11. The Acquired Fund and the Acquiring Fund have been (and, in the case of the Acquiring Fund, following the Reorganization, will continue to be) managed in such a manner as to satisfy the diversification requirements of Code Section 817(h) and Treasury Regulations section 1.817-5(b). At all times since their issuance, all of the Contracts have been in substantial compliance with the safe harbor set forth in Rev. Rul. 2003-91, 2003-2 C.B. 347, such that none of the Contract Owners are taxed directly on the activities of the Acquired or Acquiring Funds.
     12. Prior to the Reorganization and in connection with the Plan of Reorganization and not in the ordinary course of business, the Lifestyle Trusts of the Trust, which are shareholders of the Acquired Fund, redeemed shares that constituted, in the aggregate, approximately [33] percent of the value of the net assets of the Acquired Fund (the “Redemption”). Consequently, in the Reorganization, the Acquired Fund will transfer to the Acquiring Fund less than 90 percent of the fair market value of its net assets (valued immediately prior to the Redemption and including the value of the Redemption) held immediately prior to the Closing Date and less than 70 percent of the fair market value of its gross assets (valued immediately prior to the Redemption and including the value of the Redemption) held immediately prior to the Closing Date.
     If the Reorganization is effected on a factual basis different from that contemplated above, part or all of the opinion expressed herein may be inapplicable. Further, our opinion expressed herein is based upon existing law, regulations, administrative pronouncements and judicial authority, all as in effect as of today’s date. This opinion represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service (“IRS”) or the courts. Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court. Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect. No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion.
     Based on the Code, Treasury Regulations issued thereunder, IRS rulings and relevant case law, as of the date hereof, and on the facts, representations and assumptions set forth above, and the documents, records and other instruments we have reviewed, it is our opinion that, under current Federal income tax law in effect as of this date:

John Hancock Trust
[_________, 2011]

(i)	The transfer of the assets of the Acquired Fund to the Acquiring Fund will be treated as a sale of assets by the Acquired Fund, and the Acquired Fund will recognize gain or loss on each of the transferred assets as if it had disposed of those assets for an amount of cash equal to the sum of (a) the value of the Acquiring Fund shares received in the exchange and (b) the amount of Acquired Fund liabilities assumed by the Acquiring Fund.

(ii)	The Acquired Fund will be entitled to a deduction for dividends paid to its shareholders in an amount sufficient to offset its RIC taxable income and its capital gains and therefore will not incur any Federal income tax liability as a result of the sale.

(iii)	Under Code Section 1032, no gain or loss will be recognized by the Acquiring Fund on receipt of assets of the Acquired Fund in exchange for the shares of the Acquiring Fund and assumption of the Acquired Fund’s liabilities.

(iv)	Under Code Section 1012, the basis to the Acquiring Fund of the assets acquired from the Acquired Fund will be the fair market value of such assets on the Exchange Date.

(v)	The holding period for assets of the Acquiring Fund acquired from the Acquired Fund will start on the Exchange Date.

(vi)	Each shareholder of the Acquired Fund will receive dividend income to the extent of such shareholder’s share of all dividends declared and paid by the Acquired Fund, including any dividends that are to be declared and paid immediately before the Effective Time of the Reorganization.

(vii)	Each shareholder of the Acquired Fund will recognize gain or loss on the exchange of shares of the Acquired Fund for shares of the Acquiring Fund equal to the difference between (i) the value of the Acquiring Fund shares received and (ii) the shareholder’s adjusted basis for the shareholder’s shares in the Acquired Fund.

(viii)	The basis to each shareholder of the Acquired Fund for the shares acquired will be the fair market value of the shares of the Acquiring Fund on the Exchange Date.

(ix)	Each shareholder’s holding period for the shares of the Acquiring Fund will start on the Exchange Date.

John Hancock Trust
[_________, 2011]

(x)	If the Contracts and the insurance companies issuing them are properly structured under the insurance company provisions of the Code, the Reorganization will not be a taxable event for Contract Owners whose contract values are determined by investment in shares of the Acquired Fund.
     The opinion expressed herein is rendered only with respect to the specific matters discussed herein. We express no opinion with respect to any other Federal, state, local, or foreign income tax or legal aspect of the Reorganization, and no inference should be drawn with respect to any matter not expressly opined upon. In accordance with the foregoing limitation, we express no opinion with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under Federal income tax principles. We express our opinion herein exclusively for the purpose of ascertaining the Federal income tax consequences of the Reorganization contemplated in the Plan of Reorganization to the Acquired Fund, the Acquiring Fund and the shareholders of the Acquired Fund on their receipt of the shares of the Acquiring Fund in exchange for their shares of the Acquired Fund pursuant to the Plan of Reorganization. We assume no responsibility to update our opinion in the event of a subsequent change in the law or facts. This opinion letter may not be relied upon by you for any other purpose, or relied upon by, or furnished to, any other person, firm or corporation, other than those specifically listed above, without our prior written consent.
Very truly yours,